

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 23, 2022

Ronan O'Caoimh
Chief Executive Officer
Trinity Biotech PLC
IDA Business Park
Bray, Co. Wicklow
Ireland

Re: TRINITY BIOTECH PLC
Registration Statement on Form F-3
Filed May 16, 2022
File No. 333-264992

Dear Mr. O'Caoimh:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jordan Nimitz at 202-551-5831 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Steven J. Glusband, Esq.